UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2016

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 8110101,

ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached hereto and incorporated by reference herein is the following document:

1.	Press release issued by the Registrant on, and dated, December 5, 2016, and entitled “Orbotech’s Solutions Selected by BOE for World’s First Gen 10.5 FPD Fab”.

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Except as set forth below, the information on this Form 6-K, including the exhibits attached hereto, shall not be deemed ‘filed’ for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394, Registration No. 333-169146 and Registration No. 333-207878) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

Orbotech’s Solutions Selected by BOE for World’s First Gen 10.5 FPD Fab

Chinese Manufacturer BOE to Optimize Production with Orbotech Technologies

YAVNE, ISRAEL, DECEMBER 5, 2016 | ORBOTECH LTD., (NASDAQ: ORBK) a leading provider of process innovation technologies, solutions and equipment enabling the transformation of the global electronics manufacturing industry, today announced that BOE Technology Group Co., Ltd., a leading Chinese manufacturer of flat panel displays, has selected Orbotech’s advanced inline and offline inspection and testing solutions for its B9 Gen 10.5 fabrication facility in Hefei, Anhui Province, China. This order, totaling approximately $61 million, is for systems designed to enable BOE to achieve high yield, high throughput, mass production of flat panel displays for very large size televisions, and will be installed during phase I of the facility ramp-up. The order was received in September 2016.

Delivery of this order is scheduled to commence during the second half of 2017. Phase I production is expected to reach 90,000 substrates per month with full-scale production of 120,000 substrates per month projected to be achieved in 2019, during phase II.

As the demand for large LCD TV screens of 55 inches and above is growing rapidly, BOE’s new Gen 10.5 fab is expected to create efficiencies that will further improve panel quality. At 2,940 x 3,370 mm, Gen 10.5 is the largest LCD substrate currently available, enabling high efficiency for 43” to 75” screens.

“We are honored to have been selected to provide BOE with our field-proven Quantum™ AOI and ArrayChecker™ solutions which will help ensure that BOE’s production is optimized for efficiency, flexibility and cost,” said Mr. Gil Oron, Corporate Vice President and President of Orbotech’s FPD Division. “This transaction represents the largest yield management deal in Orbotech’s history. It builds on more than a decade of close and successful cooperation with BOE, and harnesses our proven track record of over 20 years in providing superior yield enhancement solutions for mass production to the FPD industry.”

About BOE Technology Group Co., Ltd

BOE Technology Group Co., Ltd., founded in April 1993, is a supplier of internet of things technologies, products and services. BOE’s three core businesses are Display Device, Smart System and Healthcare Service. BOE’s products are widely used in a broad spectrum of applications such as mobile phone, tablet, notebook, monitor, TV, vehicle display, digital information display, healthcare, finance, and wearable devices.

At present, BOE has 7 production lines in operation, including a Gen 5 TFT-LCD line and a Gen 8.5 TFT-LCD line in Beijing, a Gen 4.5 TFT-LCD line in Chengdu, a Gen 6 TFT-LCD line and a Gen 8.5 TFT-LCD line in Hefei, a Gen 5.5 AMOLED line in Ordos, and a Gen 8.5 TFT-LCD line in Chongqing. There is another Gen 6 AMOLED line in Chengdu, a Gen 8.5 TFT-LCD line under construction in Fuzhou and the world’s highest generation line Hefei Gen 10.5 TFT-LCD line under construction.

BOE has manufacturing bases located in Beijing, Chongqing, Chengdu of Sichuan Province, Hefei of Anhui Province, Ordos of Inner Mongolia Autonomous Region, Gu’an of Hebei Province, Suzhou of Jiangsu Province and Xiamen of Fujian Province. BOE also boasts a global marketing and service network, which covers the world’s major areas including Europe, America and Asia.

About Orbotech Ltd.

Orbotech Ltd. is a global innovator of enabling technologies used in the manufacture of the world’s most sophisticated consumer and industrial products throughout the electronics and adjacent industries. The Company is a leading provider of yield enhancement and production solutions for electronics reading, writing and connecting, used by manufacturers of printed circuit boards, flat panel displays, advanced packaging, micro-electro-mechanical systems and other electronic components. Virtually every electronic device is produced using Orbotech technology. For more information, visit www.orbotech.com

Cautionary Statement Regarding Forward-Looking Statements

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to Orbotech’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance (the Company defines ‘orders’, ‘bookings’ and ‘backlog’ as purchase arrangements with customers that are based on mutually agreed terms, which, in some cases for orders, bookings and backlog, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty), fluctuations in product mix, within and among divisions, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate, including as a result of the so-called ‘Brexit’ process, or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices as well as automobiles, the Company’s global operations and its ability to comply with varying legal, regulatory, exchange, tax and customs regimes, the Company’s ability to achieve strategic initiatives, including related to its acquisition strategy, the Company’s debt and corporate financing activities; the final timing and outcome (each expected during the first half of 2017), and impact of the criminal matter and ongoing investigation in Korea, including any impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean matter, ongoing or increased hostilities in Israel and the surrounding areas, and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and subsequent SEC filings. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

ORBOTECH COMPANY CONTACTS:

Tally Kaplan Porat	Rami Rozen

Director of Corporate Marketing	Director of Investor Relations

Tel: +972.8.942.3603	Tel: +972-8-942-3582

Tally-Ka@orbotech.com	Investor.relations@orbotech.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Ran Bareket
Ran Bareket
Corporate Vice President and
Chief Financial Officer

Date: December 6, 2016